					Exhibit 12.1

Integrys Energy Group, Inc.
Ratio of Earnings to Fixed Charges

(Millions)	2006	2005	2004	2003	2002
EARNINGS
Income available to common shareholders	$155.8	$157.4	$139.7	$94.7	$109.4
Discontinued operations, net of tax	(7.30)	(11.50)	13.80	15.70	7.00
Cumulative effect of change in accounting principles, net of tax	-	1.6	-	(3.2)	-
Federal and state income taxes	45.0	39.6	30.4	33.3	28.7

Pretax earnings from continuing operations	193.5	187.1	183.9	140.5	145.1

Loss (income) from less than 50% equity investees	(16.6)	(10.3)	(3.6)	4.2	4.1
Distributed earnings of less than 50% equity investees	29.6	17.8	11.7	7.5	7.0

Fixed charges	107.0	69.5	61.5	63.2	63.5

Subtract:
Preferred dividend requirement	5.3	4.9	4.7	4.9	4.8
Minority interest	3.8	4.5	3.4	5.6	-
Total earnings as defined	$304.4	$254.7	$245.4	$204.9	$214.9

FIXED CHARGES
Interest on long-term debt, including related amortization	$54.3	$51.2	$48.9	$47.6	$43.3
Other interest	45.1	11.2	6.0	5.5	10.2
Distributions - preferred securities of subsidiary trust	-	-	-	3.5	3.5
Interest factor applicable to rentals	2.3	2.2	1.9	1.7	1.7
Preferred dividends (grossed up) (see below)	5.3	4.9	4.7	4.9	4.8

Total fixed charges	$107.0	$69.5	$61.5	$63.2	$63.5

Ratio of earnings to fixed charges	2.8	3.7	4.0	3.2	3.4

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$3.1	$3.1	$3.1	$3.1	$3.1

Tax rate *	41.7%	36.9%	33.7%	36.5%	35.8%

Preferred dividends (grossed up)	$5.3	$4.9	$4.7	$4.9	$4.8

* The tax rate has been adjusted to exclude the impact of tax credits.